# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Healthcare REIT, Inc., CIK 0001632970
CUSIP: 398182303
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 18191 VON KARMAN AVENUE, SUITE 300, IRVINE, California (CA), 92612
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005632
Filed by CIK 0001218333

## Reporting persons
- PRINCIPAL REAL ESTATE INVESTORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,836,458; sole dispositive power 0; shared dispositive power 11,836,458; aggregate amount beneficially owned 11,836,458 (7.7% of the class)

## Item 1. Issuer
Name of issuer: American Healthcare REIT, Inc.
Address of issuer's principal executive offices: 18191 VON KARMAN AVENUE SUITE 300 IRVINE, CALIFORNIA 92612

## Item 2. Person Filing
Name of person filing: PRINCIPAL REAL ESTATE INVESTORS, LLC
Address of principal business office or, if none, residence: 801 Grand Avenue, Des Moines, IA 50392
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11836458
Percent of class: 7.7
Sole power to vote or to direct the vote: PRINCIPAL REAL ESTATE INVESTORS, LLC - 0
Shared power to vote or to direct the vote: PRINCIPAL REAL ESTATE INVESTORS, LLC - 11836458
Sole power to dispose or to direct the disposition: PRINCIPAL REAL ESTATE INVESTORS, LLC - 0
Shared power to dispose or to direct the disposition: PRINCIPAL REAL ESTATE INVESTORS, LLC - 11836458

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRINCIPAL REAL ESTATE INVESTORS, LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America (02/06/2025)